U.S. CHINA MINING GROUP, INC.

July 13, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Ms. Tia L. Jenkins

Re:	U.S. China Mining Group, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 21, 2012
File No. 000-53843

Ladies and Gentlemen:

On behalf of U.S. China Mining Group, Inc. (the “Company”), McKenna Long & Aldridge LLP, has submitted a response to the letter to the Company dated June 12, 2012 (the “Comment Letter”) from Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).  In connection with the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please contact Thomas Wardell of McKenna Long & Aldridge LLP at (404) 527-4990.

Best regards,

/s/ Hongwen Li
Hongwen Li, Chief Executive Officer

cc:	Tony Peng
Thomas Wardell
Jeffrey Li
Douglas Eingurt